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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

AMENDMENT NO.: 1

Name of Issuer:  Cupertino National Bancorp
Title of Class of Securities:  Common Stock
CUSIP Number:  231 260 100

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

   Bennett Lindenbaum c/o Basswood Partners, 52 Forest Avenue,
                Paramus, NJ 07652; (201) 843-3644

     (Date of Event which Requires Filing of this Statement)

                          July 3, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  231260100

1.  Name of Reporting Person
    S.S. OR I.R.S. Identification No. of Above Person

                     Basswood Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         (a)
         (b)  x

3.  SEC Use Only

4.  Source of Funds*

         WC

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

6.  Citizen or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         0

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         0

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*

13. Percent of Class Represented by Amount in Row (11)



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         0%

14. Type of Reporting Person*

         PN
















































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1.  Name of Reporting Person
    S.S. OR I.R.S. Identification No. of Above Person

                 MATTHEW LINDENBAUM  ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         (a)
         (b)  x

3.  SEC Use Only


4.  Source of Funds*

         WC

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

6.  Citizen or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         0

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         0

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*

13. Percent of Class Represented by Amount in Row (11)

         0%


                                4



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14. Type of Reporting Person*

         IN


















































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1.  Name of Reporting Person
    S.S. OR I.R.S. Identification No. of Above Person

                 Bennett Lindenbaum  ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         (a)
         (b)  x

3.  SEC Use Only


4.  Source of Funds*

         WC

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

6.  Citizen or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         0

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         0

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*

13. Percent of Class Represented by Amount in Row (11)

         0%


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14. Type of Reporting Person*

         IN


















































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    The purpose of this Amendment No. 1 to the previously filed

Schedule 13D is to report that the beneficial ownership of

Basswood Partners, L.P., Matthew Lindenbaum and Bennett

Lindenbaum (collectively, the "Reporting Persons") in the voting common stock (the "Common Stock") in Cupertino National Bancorp

("Cupertino") has decreased from 5.5% of the outstanding Common

Stock to 0%.

Item 1.  Security and Issuer

         No change.

Item 2. Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Persons are deemed

to be the beneficial owners 0 shares of Cupertino's Common Stock.

Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, the Reporting Persons are deemed

to be the beneficial owners of 0 shares of Cupertino's Common

Stock.  Based on Cupertino's filing on Form 10-Q on May 14, 1996,

as of April 29, 1996 there were believed to be 1,869,412 shares of Cupertino's Common Stock outstanding.  Therefore, the

Reporting Persons are deemed to be the beneficial owners of 0% of

Cupertino's outstanding shares of Common Stock.  The Reporting

Persons ceased to be the beneficial owners of more than five




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percent of the outstanding Common Stock in Cupertino on July 3,

1996.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of the

transactions in the Common Stock of Cupertino that were effected by the reporting persons during the past 60 days.

         Signature

         The undersigned, after reasonable inquiry and to the

best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By: /s/ Matthew Lindenbaum
                                 Matthew Lindenbaum, President




                             /s/ Matthew Lindenbaum
                             Matthew Lindenbaum


                             /s/ Bennett Lindenbaum
                             Bennett Lindenbaum

July 15, 1996






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                            AGREEMENT

         The undersigned agree that this Schedule 13D dated

July 15, 1996 relating to the Common Stock of Cupertino National

Bancorp shall be filed on behalf of the undersigned.


                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By: /s/ Matthew Lindenbaum
                                 Matthew Lindenbaum, President




                               /s/ Matthew Lindenbaum
                             Matthew Lindenbaum


                               /s/ Bennett Lindenbaum
                             Bennett Lindenbaum


























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                                                        EXHIBIT A


                      Daily Transactions -
                          Common Stock


Trade Date           Number of Shares Sold     Price Per Share

7/3/96                     110,596                  $14.50











































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